Contact:

Randi Baldwin
Senior Vice President,  Marketing
American Medical Alert Corp.
(516) 536-5850 ext: 3109
randi.baldwin@amac.com

AMERICAN MEDICAL ALERT CORP. REPORTS
SECOND QUARTER 2010 RESULTS

OCEANSIDE, New York. –August 11, 2010 –American Medical Alert Corp. (NASDAQ: AMAC) a provider of healthcare communication services and advanced telehealth monitoring technologies, today announced operating results for the quarter and six months ended June 30, 2010, the highlights of which are as follows:

•
Company-wide net income increased approximately 22% for the six months ended June 30, 2010 and 30% for the three months ended June 30, 2010 as compared to same periods last year (before effect of minority investment charge) .

•	HSMS division for the second consecutive quarter achieved a gross profit level of 60%.

•	The Company declares second special dividend of $0.10 per share.

•	Company sets date to commence aggressive advertising campaign to market its PERS and MedSmart product direct to consumers.

Revenues for the quarter ended June 30, 2010, consisting primarily of monthly recurring revenues (MRR), increased 2% to $9,712,145 as compared to $9,518,206 for the same period in 2009.  Net income for the quarter ended June 30, 2010 increased 30% to $791,418 or $.08 per diluted share as compared to $608,385 or $.06 per diluted share for the same period in 2009.  Net income for the quarter ended June 30, 2010 excludes $68,515 of net expense, net of income taxes, incurred with respect to the Company’s joint venture with Qualcomm and Hughes Telematics, Inc. (known as “Lifecomm”).  This net expense represents the Company’s share of R&D and other selling, general and administrative expenses incurred  for the development of the next generation mobile PERS.  This expense, which is expected to increase over the next several quarters, is not related to the Company’s business operations.  The Company’s net income for the quarter ended June 30, 2010 after taking into effect of this charge was $722,903, or $.07 per diluted share.

Revenues for the six months ended June 30, 2010 increased 1% to $19,623,392, as compared to $19,448,295 for the same period in 2009.  Net income for the six months ended June 30, 2010 increased 22% to $1,678,790 or $0.17 per diluted share as compared to net income of $1,381,635 or $0.14 per diluted share for the previous year. Net income for the six months ended June 30, 2010 excludes $68,515 of net expense, net of income taxes, incurred with respect to the Company’s joint venture with Qualcomm and Hughes Telematics, Inc. as discussed above.  Net income for the six months ended June 30, 2010 after taking into effect of this charge was $1,610,275, or $0.16 per diluted share, which would represent a 17% increase over the prior year. Net Income for the trailing twelve months increased 31% to $3,186,668 as compared to $2,432,480 for the same period in 2009. This 31% growth rate excludes a one time non operating charge of $521,627 for loss on abandonment incurred in 2008 (which affects the results for the twelve months ended June 30, 2009), and thereby more accurately reflects the growth from an operational perspective. The trailing twelve month net income also excludes $68,515 of net expense, net of income taxes, incurred with respect to the Company’s joint venture with Qualcomm and Hughes Telematics, Inc. as discussed above.

Earnings before interest, taxes and depreciation and amortization (“EBITDA”) for the six months ended June 30, 2010 increased 4% to $4,597,773 as compared to $4,428,102 for the same period in 2009.  EBITDA for the trailing twelve months ended June 30, 2010 and 2009 was $9,163,465 and $7,683,194, respectively.

The Company continues to demonstrate financial strength within its balance sheet even after taking into effect its $4,000,000 investment in a joint venture with Qualcomm, Inc. and Hughes Telematics, Inc. to develop a next generation mobile PERS system.  The Company had cash in excess of $4,000,000 at June 30, 2010, had working capital of $9,088,062, representing a ratio of 3.78 to 1, and a debt to equity ratio of .11 to 1.  As a result of its continued trend of generating positive cash flow from operations, the Company recently announced its second special dividend of $0.10 per share, following its first dividend in the same amount paid in January of this year. This dividend will be paid on or about October 1, 2010, to shareholders of record on September 13, 2010. Notwithstanding the issuance of these special cash dividends, the company’s ongoing cash flow generation will also allow us to take advantage of potential strategic acquisitions and fund our advertising campaigns which are central to our growth strategy.  In addition, as discussed in today’s guidance report, due to the tax benefit associated with the investment made in our Lifecomm joint venture, we expect to save approximately $1.6 million in taxes over the next eighteen months which will help fuel the cash flow requirements in support of our aggressive business development expansion.

Jack Rhian, AMAC’s Chief Executive Officer and President, explained, “The guidance provided today, is consistent with statements I made earlier this year that the pace of new revenue generation would increase beginning in the second half of the year. We believe these increases in revenues will continue over the next eighteen months and have a compounding affect due to the nature of our recurring revenue model.  We are particularly pleased with the business development activities observed within our TBCS division which had been trailing behind that of our HSMS division.

During the past several months we have recruited a variety of seasoned sales and marketing personnel and have reorganized our sales personnel into four distinct teams with primary and secondary channel objectives within both divisions. With respect to our HSMS division, we are reactivating our Walgreens direct to consumer TV/Web advertising campaign beginning in September and, with our enhanced sales and marketing team in place, pursuing large volume PERS business-to-business channel opportunities. I am also pleased to report that development work on our cellular based Mobile PERS solution, under our Lifecomm joint venture arrangement with Qualcomm and Hughes Telmatics, is progressing well. With regard to MedSmart, our medication management system, we remain bullish that this product can become a material contributor to our HSMS division over time. In addition to the previously reported MedSmart pilot study programs we are in talks with several other national provider organizations that have expressed interest in piloting MedSmart. As we plan to launch our direct to consumer TV/Web advertising program pilots in September, we believe the collateral benefit of this advertising campaign will provide greater product awareness for our B2B sales effort. Within our TBCS group, our hospital solutions and PhoneScreen Pharmaceutical support programs continue to gain traction while the awards announced earlier this year have begun full scale implementation and related revenue generation.

We have a seasoned management team with the depth of knowledge capable of creating and executing on the opportunities arising from both our TBCS and HSMS divisions.  Our product and service offerings are advanced and complementary while remaining cost sensitive. AMAC is a recognized solutions provider and we are capable of partnering and providing service to the largest and most respected healthcare and technology companies. As we execute on our plan, I am confident we can meet or exceed our guidance issued today.”

As previously announced, the Company will host a webcast on Wednesday, August 11, 2010 to discuss its financial results for the quarter ended June 30, 2010, guidance for fiscal 2010, longer term outlook for 2011, and other business trends.  The Company invites investors and others to listen to the conference call live over the Internet or by dialing in to (877) 407-9205 at 10:00 a.m. ET.

What:	American Medical Alert Corp. Second Quarter 2010 Results
When:	Wednesday, August 11, 2010 at 10:00 a.m. ET
Where:	http://www.investorcalendar.com/IC/CEPage.asp?ID=160924
How:	Log on to the web at the address above, and click on the audio link or dial in 877-407-9205 to participate.

Following the conference call, the webcast will be available on the VCall website at http://www.investorcalendar.com/IC/CEPage.asp?ID=160924. The financial information presented in the webcast will also be available at http://amac.com/press.cfm.
About American Medical Alert Corp.

AMAC is a healthcare communications company dedicated to the provision of support services to the healthcare community. AMAC's product and service portfolio includes Personal Emergency Response Systems (PERS) and emergency response monitoring, electronic medication reminder devices, disease management monitoring appliances and healthcare communication solutions services. AMAC operates eight US based communication centers under local trade names: HLINK OnCall, North Shore TAS, Live Message America, ACT Teleservice, MD OnCall, Capitol Medical Bureau, American MediConnect and Phone Screen to support the delivery of high quality, healthcare communications.

Use of Non-GAAP Financial Information

In addition to the results reported in accordance with accounting principles generally accepted in the United States (“GAAP”) included in this press release, the Company has provided information regarding certain non-GAAP financial measure.  This measure is “earnings before interest, taxes and depreciation and amortization (“EBITDA”)” and “Net Income before Equity in net loss from investment in a limited liability company and Loss on Abandonment”.  Such information is reconciled to its closest GAAP measure in accordance with the Securities and Exchange Commission rules and is included in the attached supplemental data.

Management believes that the non-GAAP financial measures used in this press release is useful to both management and investors in their analysis of the Company’s financial position and results of operations.  Management believes that EBITDA is a useful measure of the Company's financial performance as it is an indicator of the Company's ability to generate cash flow to make acquisitions, declare and pay dividends, reinvest in new telehealth products and liquidate liabilities. Management also uses EBITDA for planning purposes to determine appropriate levels of operating and capital investments. Management also believes reporting Net Income before Equity in net loss from investment in a limited liability company and Loss on Abandonment more accurately reflects the performance of the Company’s core operations and excludes a non-operational item which may skew the analysis of management or outside investors in evaluating the Company.

EBITDA and Net Income before Equity in net loss from investment in a limited liability company and Loss on Abandonment are non-GAAP financial measures and although management and some members of the investment community utilize it to measure financial performance, EBITDA and Net Income before Equity in net loss from investment in a limited liability company and Loss on Abandonment should not be viewed as a substitute for financial data prepared in accordance with GAAP or as a measure of profitability.  Additionally, the non-GAAP financial measure as presented by AMAC may not be comparable to similarly titled measures reported by other companies.

Forward Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Forms 10-Q, and other filings and releases. These include uncertainties relating to government regulation, technological changes and product liability risks. In addition, certain statements related to the future expectations and timing for the development and commercialization of Lifecomm’s mobile PERS solution, constitute forward-looking statements.  Important factors which might cause a difference between actual and expected events include: (i) greater than expected and/or increased costs or unexpected delays associated with the development and commercialization of Lifecomm’s mobile PERS solution, (ii) inability to successfully develop the technology to support Lifecomm’s mobile PERS solution, (iii) uncertainty relating to consumer interest in and acceptance of Lifecomm’s mobile PERS solution, (iv) risks associated with changes in the competitive or regulatory environment in which Lifecomm operates; and (v) risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights.  The Company does not undertake any obligation to update these forward-looking statements for events occurring after the date of this press release.
Statements of income for the three and six months ended June 30, 2010 and 2009 and balance sheets as of June 30, 2010 and December 31, 2009 are attached.

AMAC SELECTED FINANCIAL DATA

	Three Months Ended		Six Months Ended
	6/30/2010	6/30/2009	6/30/2010	6/30/2009

Revenues	$9,712,145	$9,518,206	$19,623,392	$19,448,295

Cost of Goods Sold	4,522,891	4,547,539	9,046,330	9,184,507
Selling, General & Administrative Costs	3,857,251	3,940,743	7,765,084	7,993,190
Interest Expense	13,836	20,620	26,267	44,302
Equity in net loss from investment in a limited liability company	116,127	-	116,127	-
Other Expenses (Income)	(29,863)	(22,081)	(59,691)	(116,339)

Income before Provision for Income Taxes	1,231,903	1,031,385	2,729,275	2,342,635

Net Income	$722,903	$608,385	$1,610,275	$1,381,635

Net Income per Share
Basic	$0.08	$0.06	$0.17	$0.15
Diluted	$0.07	$0.06	$0.16	$0.14

Basic Weighted Average
Shares Outstanding	9,549,355	9,469,908	9,537,894	9,461,888

Diluted Weighted Average
Shares Outstanding	9,828,473	9,720,829	9, 835,180	9,651,024

CONDENSED BALANCE SHEET

	June 30,	December 31,
	2010	2009
	(Unaudited)
ASSETS

Current Assets	$12,361,003	$13,779,968
Fixed Assets – Net	7,769,189	8,756,827
Other Assets	17,171,760	13,291,829

Total Assets	$37,301,952	$35,828,624

Current Liabilities	$3,272,941	$4,833,638
Deferred Income Tax	1,114,000	1,235,000
Long-term Debt	2,510,000	1,195,000
Other Liabilities	673,949	648,603

Total Liabilities	$7,570,890	$7,912,241

Stockholders’ Equity	29,731,062	27,916,383
Total Liabilities and Stockholders’ Equity	$37,301,952	$35,828,624

Net Income before Equity in net loss from investment in a limited liability company for the three and six months ended June 30, 2010 and 2009 reconciled to net income.

	Three Months Ended		Six Months Ended
	6/30/2010	6/30/2009	6/30/2010	6/30/2009

Net Income	722,903	608,385	1,610,275	1,381,635
Add Backs:
Equity in net loss from investment in a limited liability company	68,515	-	68,515	-

Net Income before Equity in net loss from investment in a limited liability	791,418	608,385	1,678,790	1,381,635

Net Income before Loss on Abandonment and Equity in net loss from  investment in a limited liability company for the trailing twelve month period ended June 30, 2010 and 2009 reconciled to net income.

	6/30/2010	6/30/2009

Net Income	3,118,153	1,910,853
Add Backs:
Loss on Abandonment	-	521,627
Equity in net loss from investment in a limited liability company	68,515	-

Net Income before Equity in net loss from investment in a limited liability company and Loss on Abandonment	3,186,668	2,432,480

Earnings before interest, taxes and depreciation and amortization for the six months and trailing twelve months ended June 30, 2010 and 2009.

		Add:		Less:
	6/30/10	12/31/2009	Subtotal	6/30/2009	Total

Net Income	1,610,275	2,889,513	4,499,788	1,381,635	3,118,153
Add Backs:
Taxes	1,119,000	1,925,000	3,044,000	961,000	2,083,000
Interest	26,267	76,181	102,448	44,302	58,146
Depreciation & Amort.	1,842,231	4,103,100	5,945,331	2,041,165	3,904,166

EBITDA	4,597,773				9,163,465

		Add:		Less:
	6/30/09	12/31/2008	Subtotal	6/30/2008	Total

Net Income	1,381,635	1,439,601	2,821,236	910,383	1,910,853
Add Backs:
Taxes	961,000	1,007,000	1,968,000	633,000	1,335,000
Interest	44,302	279,451	323,753	166,868	156,885
Depreciation & Amort.	2,041,165	4,376,317	6,417,482	2,137,026	4,280,456

EBITDA	4,428,102				7,683,194

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